UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
(Amendment No. ___)
Averion International Corp.

(Name of Issuer)
Common Stock, $0.01 par value

(Title of Class of Securities)
45032A104

(CUSIP Number)
Nader C. Kazeminy
Cumulus Investors, LLC
3960 Howard Hughes Parkway
Fifth Floor
Las Vegas NV 89109
952-831-7777
Copy to:
James A. Vose
Briggs and Morgan, P.A.
2200 IDS Center, 80 S. 8th St.
Minneapolis, MN 55402
612-977-8669

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 31, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

CUSIP No.	45032A104	13D	Page	2	of	6	Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cumulus Investors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Nevada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		57,600,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		57,600,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	57,600,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) Assumes outstanding shares of 635,024,122, based on the Form 10-Q filing made by the Issuer on August 8, 2008.

CUSIP No.	45032A104	13D	Page	3	of	6	Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nader C. Kazeminy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		57,600,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		57,600,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	57,600,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(1) Assumes outstanding shares of 635,024,122, based on the Form 10-Q filing made by the Issuer on August 8, 2008.

Explanatory Statement
     Cumulus Investors, LLC, a Nevada limited liability company (the “Company”), and Nader C. Kazeminy, the Company’s Manager and the indirect owner of a majority of its membership interests (“Kazeminy”), hereby file this Schedule 13D with respect to beneficial ownership of shares of common stock, par value $0.01 per share (the “Shares”), of Averion International Corp, Inc., a Delaware corporation (“Averion” or the “Issuer”). Collectively, the Company and Kazeminy are referred to herein as the “Reporting Persons.”
Item 1. Security and Issuer
     This statement relates to the common stock, par value $0.01 per share, of Averion, which class of securities is registered under Section 12(g) of the Securities and Exchange Act of 1934, as amended. Averion’s principal address is 225 Turnpike Road, Southborough, Massachusetts 01772.
Item 2. Identity and Background
     (a), (b) and (c) This statement is filed on behalf of the Company, Cumulus Investors, LLC, a Nevada limited liability company serving as an investment holding company with its principal office at 3960 Howard Hughes Parkway, Fifth Floor, Las Vegas NV 89109, and Nader C. Kazeminy, the Company’s Manager and the indirect owner of a majority of its membership interests (“Kazeminy”), with a principal business address of 8500 Normandale Lake Blvd, Suite 650, Bloomington, MN 55437. The name, address and title of each of the Company’s governors and officers is set forth on Appendix I attached hereto and incorporated herein by reference.
     (d) During the last five years, neither the Company, Kazeminy, nor any of the persons set forth in Appendix I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, neither the Company, Kazeminy, nor any of the persons set forth in Appendix I was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Kazeminy and each person set forth on Appendix I is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration
     The Company borrowed the funds to purchase the notes and shares in the First Financing Transaction and Second Financing Transaction from a member of the Company at market rates due on demand, under an undocumented line of credit.
Item 4. Purpose of Transaction
     The securities were acquired for investment purposes. The Reporting Persons have no plans or proposals which relate to, or would result in, any of the purposes set forth in Item 4(a) through Item 4(j) of Schedule 13D. The Reporting Persons may, at any time and from time to time, and reserve the right to, acquire additional securities of Averion or formulate plans or proposals regarding Averion or its securities, to the extent deemed advisable by the Reporting Persons in light of their investment policies, market conditions or other factors.

Item 5. Interest in Securities of the Issuer
     (a)-(b) As of June 27, 2008, the Company was the record and beneficial owner of 57,600,000 shares of the Issuer’s Common Stock, representing approximately 9.1% of the Issuer’s issued and outstanding Common Stock. The Company is deemed to have shared voting and shared dispositive power over such shares with Kazeminy.
     As of June 27, 2008, Kazeminy may be deemed to beneficially own 57,600,000 shares of the Issuer’s Common Stock, representing approximately 9.1% of the Issuer’s issued and outstanding Common Stock. Kazeminy is deemed to have shared voting and shared dispositive power over such shares with the Company.
     As of June 27, 2008, Michael T. Davies did not own any shares of the Issuer’s Common Stock.
     (c) Other than the First Financing Transaction and the Second Financing Transaction described in Item 6, the Reporting Persons have not effected any transactions in the Issuer’s Common Stock.
     (d) None.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     First Financing Transaction
     On October 31, 2007, as part of a debt financing transaction (the “First Financing Transaction”), the Issuer entered into a securities purchase agreement (the “First SPA”) pursuant to which it agreed to sell senior secured notes in the aggregate principal amount of $26,000,000 (the “Notes”) and issue an aggregate of 124,800,000 shares of the Issuer’s Common Stock to various investors (the “Buyers”). On October 31, 2007, the Company, as one of the Buyers, purchased a note in the principal amount of $11,000,000 and received 52,800,000 shares of the Issuer’s common stock.
     The Notes bear interest, payable quarterly in arrears, at the rate of 3% in the first year, 10% in the second year and 15% in the third year. The Notes are prepayable at any time and become fully due and payable on October 31, 2010. Additionally, the Issuer agreed that, from October 31, 2007 until the date that no Notes remain outstanding, before the Issuer enters into any debt or equity financing or issues any debt or equity securities, subject to certain exceptions, it must give the Investors the option to purchase up to an aggregate of 25% of the total amount of securities to be issued in such transaction on a pro rata basis.
     Pursuant to the First SPA, from the Debt Financing Closing Date until the date that no Notes remain outstanding, the Company shall have the right to appoint one (1) person to attend and observe the Board meetings of the Issuer in a non-voting capacity. Such observation rights shall not be transferable to any third party or assignee. In addition, pursuant to the First SPA, in the event that any Buyer’s Note is outstanding on the first (1st) anniversary of the Debt Financing Closing Date, the Issuer shall pay such Buyer a transaction fee in an amount equal to two percent (2%) of the purchase price of such outstanding Note.
     As part of the First Financing Transaction, the Company and the Issuer also entered into (i) a Registration Rights Agreement obligating the Issuer to file a registration statement covering all the shares sold within 80 days of the closing date; (ii) a Pledge Agreement under which the Issuer granted a first priority security interest in all of the capital stock and other equity interests in it and IT&E to the Company, for the benefit of itself and the Buyers, as security for the Issuer’s performance of its obligations under the Notes; (iii) a Security Agreement, pursuant to which the Issuer and IT&E granted to the Company, for the benefit of itself and the Buyers, a security interest in and lien upon all of the assets of both entities as security for the Issuer’s performance of its obligations under the Notes; and (iv) a Guaranty, pursuant to which Averion Inc. and IT&E (the “Guarantors”), jointly and severally, agreed to guarantee the full and prompt payment and performance to the Buyers when due, upon demand, at maturity or by reason of acceleration or otherwise, of any and all of their, or the Guarantors, obligations, under the First Financing Transaction agreements.
     Subsequently, on November 5, 2007, the Issuer entered into amendments to the First SPA, the Registration Rights Agreement, and the Security Agreement to substitute two additional Buyers for the anticipated second closing, who became parties to the First Financing Transaction agreements.
     On March 27, 2008, the Issuer and the requisite majority of Buyers agreed to terminate the Registration Rights Agreement and the rights of all Buyers thereunder.
     Second Financing Transaction
     In addition, on June 27, 2008, as part of a debt financing transaction (the “Second Financing Transaction”), the Issuer entered into a securities purchase agreement (the “Second SPA”) pursuant to which it agreed to sell senior secured notes in the aggregate principal amount of $2,000,000 (the “New Notes”) and issue an aggregate of 9,600,000 shares of the Issuer’s Common Stock to two investors (the “Buyers”). On June 27, 2008, the Company, as one of the Buyers, purchased a New Note in the principal amount of $1,000,000 and received 4,800,000 shares of the Issuer’s common stock.
     The New Notes bear interest, payable quarterly in arrears, at the rate of 3% through October 31, 2008, 10% through October 31, 2009 and 15% through October 31, 2010. The New Notes are prepayable at any time and become fully due and payable on October 31, 2010. The New Notes are senior in right of payment to all other indebtedness of the Issuer except that they are pari passu to the senior secured Notes issued by the Issuer in October and November 2007 in the aggregate principal amount of $26,000,000.
     As part of the Second Financing Transaction, the buyers in the First Financing Transaction, as amended, (the “Prior Buyers”) and the Issuer entered into an Amendment No. 2 to the First SPA, pursuant to which (i) the Prior Buyers agreed to waive any right to participate in the Second Financing Transaction; and (ii) the First SPA was amended as follows: (a) the definitions of Permitted Liens and Indebtedness were modified to include those created or incurred by the Second SPA; (b) the definition of Affiliate Transactions was amended to allow for the transactions contemplated by the Second SPA; and (c) the definition of Subsidiary was revised to mean any person of which fifty percent (50%) or more of the outstanding voting securities or other equity interests are owned, directly or indirectly, by such person; provided, however that the change in definition of Subsidiary is not intended to, and does not, in any way effect the representations or warranties set forth in Section 3 of the First SPA which were made as of the date of the First SPA and the closing date of the First SPA.
     Also, as part of the Second Financing Transaction, the Prior Buyers entered into an amendment to the Security Agreement dated October 31, 2007 to (i) include the New Notes, as well as the earlier Notes, as being covered by the Security Agreement; and (ii) to reflect that the security interest and lien that was granted by the Issuer as security for its performance of its obligations under the New Notes and the Notes now includes a security interest in and lien upon all of Hesperion US’s assets as well as the assets of the Issuer, and no longer includes a security interest in and lien upon the assets of the Issuer’s former subsidiaries, which are now owned directly by the Issuer. The Guaranty was also amended, to (i) include the New Notes, as well as the earlier Notes, as being covered by the Guaranty; and (ii) to reflect that the guarantor under the Guaranty was now Hesperion US and no longer the Issuer’s former subsidiaries, which have each been dissolved.
     Other than the Securities Purchase Agreement dated October 31, 2007 and related agreements and the Securities Purchase Agreement dated June 27, 2008 and related agreements, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.
Item 7. Material to be Filed as Exhibits
     Exhibit 99.1: Agreement to File Joint Statement on Schedule 13D, dated July 17, 2008.
     Exhibit 99.2: Securities Purchase Agreement, dated October 31, 2007.
     Exhibit 99.3: Securities Purchase Agreement, dated June 27, 2008.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cumulus Investors, LLC
Dated: September 4, 2008	/s/ Nader C. Kazeminy
By: Nader C. Kazeminy
Its: Manager

/s/ Nader C. Kazeminy
Nader C. Kazeminy

APPENDIX I
CUMULUS INVESTORS, LLC
     Unless otherwise provided, the principal business address of the governors and officers of Cumulus Investors, LLC (“Cumulus”) set forth below is 8500 Normandale Lake Blvd, Suite 650, Bloomington, MN 55437. The principal occupation and beneficial ownership of shares of Averion common stock for each of these persons is set forth below.
OFFICERS

		Shares
		Beneficially
Name	Title	Owned	Percentage
Nader C. Kazeminy	Manager	(1)	(2)
Michael T. Davies	Secretary	0	0
GOVERNORS

		Shares
		Beneficially
Name	Title	Owned	Percentage
Nader C. Kazeminy	Manager	(1)	(2)

(1)	The response of Mr. Kazeminy to Item 11 on his cover page of this Schedule 13D is incorporated herein by reference.

(2)	The response of Mr. Kazeminy to Item 13 on his cover page of this Schedule 13D is incorporated herein by reference.

I-1

EXHIBIT INDEX

Exhibit
Number	Description

99.1	Joint Filing Agreement between Cumulus Investors, LLC and Nader C. Kazeminy, dated July 17, 2008.

99.2	Securities Purchase Agreement between Averion International Corp. and Buyers, dated October 31, 2007.

99.3	Securities Purchase Agreement between Averion International Corp. and Buyers, dated June 27, 2008.